May 24, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Cytogen Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-14879

Ladies and Gentlemen:

On behalf of Cytogen Corporation (the “Company” or “Cytogen”), this letter is being submitted in response to comments received from the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2007, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (“Form 10-K”). The headings below correspond to the headings in such letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies, page F-9

Other Assets, page F-15

Based on the disclosure on page 5 of your “Business” section and in Note 19, it is unclear whether CAPHASOL is currently approved for distribution within Europe. Please provide us with your analysis of the accounting literature under GAAP that supports the capitalization of the $1.7 million portion of your up-front payment to InPharma for the CAPHOSOL European marketing rights. As it appears that InPharma is exclusively responsible for CAPHOSOL development, please specifically address your consideration of paragraph 12 of SFAS No. 68.

Background: On October 11, 2006, the Company and InPharma AS entered into a license agreement granting the Company exclusive rights for CAPHOSOL in North America and options to license the marketing rights for CAPHOSOL in Europe and Asia. CAPHOSOL is an advanced electrolyte solution for the treatment of oral mucositis and dry mouth that was

Securities and Exchange Commission
May 24, 2007

approved for marketing in the United States and Europe at the time of purchase. CAPHOSOL has not been approved for marketing in Asia. Under the terms of the agreement, the Company is obligated to pay InPharma $6.0 million in aggregate up-front fees, of which $4.6 million was paid as of December 31, 2006, $1.0 million was paid on April 11, 2007, and $400,000 will be paid into an escrow account to be released over time provided there are no indemnification claims by the Company. In addition, the Company is obligated to pay InPharma royalties based on a percentage of net sales and future milestone payments of up to an aggregate of $49.0 million, of which payments totaling $35 million are based upon annual sales first reaching levels in excess of $30 million.  In the event the Company exercises either of the options to license marketing rights for CAPHOSOL in Europe or Asia, the Company is obligated to pay InPharma additional fees and payments, including sales-based milestone payments for the respective territories. The Company is required to obtain consents from certain licensors but not InPharma, if the Company sublicenses the rights to market CAPHOSOL in Europe or Asia to other parties.  The Company shall pay InPharma a portion of any up-front license fees and milestone payments, but not royalties, received by Cytogen in consideration of the grant by Cytogen to other parties of the right to market CAPHOSOL in Europe or Asia, to the extent such up-front license fees and milestone payments are in excess of the respective amounts paid by Cytogen to InPharma for such rights.

Conclusions and Basis for Conclusions: Upon closing of the transaction, the Company concluded that it needed to allocate the aggregate up-front payments to InPharma to each of the three components, the North American product rights and the separate options to license the European and Asia product rights, based on the relative fair values of these components, even though separate prices were stated within the contract for the North American marketing rights and the multiple option rights. The Company applied by analogy EITF 97-13, ”Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation.”

The Company retained an independent valuation company to determine the fair value of the components acquired using the discounted cash flow method. Based on the relative fair values of the three components, the Company allocated the up-front fees and related transaction costs as follows: $4.2 million to CAPHOSOL marketing rights in North America, which excludes the $400,000 contingent payment, $1.7 million to the option to license the product rights in Europe and $162,000 to the option to license the product rights in Asia. The Company excluded the $400,000 contingent payment from the purchase price for CAPHOSOL marketing rights in North America, as a result of its application by analogy of paragraph 26 of SFAS No. 141, “Business Combinations”, which  addresses the accounting treatment of contingent consideration in connection with business combinations.

The allocated license fee for CAPHOSOL marketing rights in North America was capitalized and is being amortized over approximately eleven years, which is the estimated performance period of the agreement.

The allocated option fee for CAPHOSOL product rights in Europe was capitalized in Other Assets and will be transferred to the appropriate asset account if exercised. The

Securities and Exchange Commission
May 24, 2007

capitalization is based on the analogy of paragraph 4 of FASB No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.”

CAPHOSOL has already been approved for distribution in Europe. Once exercised, Cytogen will have exclusive right to market, promote and sell CAPHOSOL in Europe. No further research and development will be performed by InPharma. The option fee does not depend on the results of any research and development having future economic benefit. Accordingly, paragraph 12 of FASB No. 68, “Research and Development Arrangements”, does not apply in this case.

In accordance with paragraph 8 of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, it will be necessary to test the intangible asset for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The allocated option fee for CAPHOSOL in Asia was charged to research and development expense because the product was not approved in Asia at the time of purchase and there was no future alternative use for this asset.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Form-10K; and (iii) the Company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above responses will be acceptable to the Commission staff. Please do not hesitate to contact me at (609) 750-8205 should you have any questions regarding the foregoing. Thank you for your time and attention.

Sincerely,

/s/ Kevin J. Bratton

Kevin J. Bratton
Senior Vice President, Finance, and Chief Financial Officer

cc:	Cytogen Corporation
Michael D. Becker, President and CEO
Amy C. Bruckner, Staff Accountant, Division of
Corporation Finance